

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2012

<u>Via E-mail</u>
Thomas O'Connor
President and Chief Executive Officer
Winchester Holding Group
10540 S. Western Avenue
Suite 313
Chicago, IL 60643

> **Re:** **Winchester Holding Group**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed July 30, 2012**
> **File No. 333-181216**

Dear Mr. O'Connor:

We have reviewed Amendment No. 1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We have reviewed your response to comment number 3. Please provide to us management's assessment of the probability of acquiring the property located on Normal Avenue. If management determines that the acquisition is not probable, please revise your disclosure, throughout your document, to state such assessment. If management determines that the acquisition in probable, please provide financial statements of the property in accordance with Rule 3-14 of Regulation S-X. Within your response, please tell us whether the Normal Avenue property is being purchased from a related party, as defined in GAAP. If the property is being purchased from a related party, please ensure that the Rule 3-14 financial statements include two full years.

<u>Summary Information, page 5</u>

<u>Business, page 5</u>

2.   We note your response to comment 6 of our letter dated May 31, 2012. We also note that you are seeking to acquire a property from a non-affiliated entity. Please disclose why you believe the bank will permit you to assume the mortgage on a property held by a non-affiliate. It is not clear that this entity would remain on the mortgage. We also note your disclosure that Mr. O'Connor and his affiliates would remain on the mortgage for properties that you acquire from him. Please discuss the ramifications to you if he or his affiliates remain on the mortgage. For example, please disclose whether he would retain any rights to the property.

3.   Please revise your disclosure to clearly state whether the property you intend to acquire qualifies for the Section 8 HCV Program.

4.   We note your response to comment 8 of our letter dated May 31, 2012. Please identify the shareholder through which you located the property.

<u>Risk Factors, page 11</u>

5.   We note your response to comment 10 of our letter dated May 31, 2012. Please remove the mitigating language in this risk factor. Please add a section to your prospectus to specifically address the conflicts of interests presented by your proposed business plan and disclose in that section how you will handle these conflicts. Additionally, please expand the risk factor to disclose the risks associated with purchasing properties from management or its affiliates, including any risks associated with management remaining on the mortgage.

<u>Because we do not have an audit or compensation committee …, page 17</u>

6.   Please revise the heading of this risk factor to clarify that you do not have any independent directors.

<u>If we are unable to implement …, page 20</u>

7.   Please revise to clarify that you will file the 2013 annual report in 2014.

<u>Part II, page 46</u>

8. We note your response to comment 17 of our letter dated May 31, 2012. We reissue our comment in part. Please revise your disclosure to describe the facts you relied upon for the Rule 506 exemption. Please refer to Item 701 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia G. Barros

Sonia G. Barros
Special Counsel

cc: Michael Williams, Esq. (*via e-mail*)